September 17, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

Re:	Precigen, Inc. Registration Statement on Form S-3 Registration No. 333-289719

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-289719) (the “Registration Statement”) of Precigen, Inc. We respectfully request that the Registration Statement be declared effective as of 4:00 P.M. Eastern Time on September 19, 2025, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Deanna Kirkpatrick at (212) 450-4135, Yasin Keshvargar at (212) 450-4839, or Arisa A. Sin at (212) 450-3198.

Very truly yours,

Precigen, Inc.

By:	/s/ Donald P. Lehr
Name: Donald P. Lehr
Title: Chief Legal Officer